Exhibit 99.1

OPC, a Subsidiary of Kenon Holdings Ltd., Announces Negotiations to Acquire the 20% Interest in OPC-
Rotem not owned by OPC in exchange for OPC Shares

Singapore, April 9, 2019. Kenon Holdings Ltd.'s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it has entered into negotiations with Veridis Power Plants Ltd. (“Veridis”), which holds a 20% interests in OPC Rotem Ltd. (“OPC-Rotem”), with a view to acquiring all of Veridis’ interests in OPC-Rotem in exchange for new OPC shares representing approximately 13% of OPC's outstanding shares on a fully diluted basis (assuming that Veridis' interest is valued at NIS 480 million and an OPC share price of NIS 23.17 per share). The transaction under discussion would also involve a new investment in OPC by Veridis in an amount to be agreed, in return for allocation of additional ordinary shares of OPC to Veridis (for a price per share which has not been determined yet) such that upon completion of the exchange of OPC-Rotem shares and the new investment, Veridis would own 20% of OPC's outstanding shares (on a fully diluted basis).

There is no assurance that the negotiations relating to the potential transactions described above will result in a binding agreement or a completed transaction, nor is there any certainty with respect to the final terms of any such transactions. Any binding agreement, if agreed, may be subject to certain conditions, including receipt of regulatory and other approvals.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about negotiations relating to a potential acquisition of all of the interests owned by Veridis in OPC-Rotem by OPC in exchange for OPC shares, including the number of OPC shares that may be issued in exchange, the estimated value of OPC's shares and Veridis' holdings in OPC, the potential investment in OPC by Veridis and the expected ownership interest in OPC by Veridis following such transactions and other statements about the potential transaction. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include the risk that the potential transactions under negotiation are not consummated under the terms described herein or at all and the risk that if an agreement is entered into, it does not result in a completed transaction and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.